Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
July 8, 2013

J.P.Morgan

J.P. Morgan Mozaic Fixed Income Index (USD)

Overview

The USD-denominated J.P. Morgan Mozaic Fixed Income Index (USD) (the "Index") seeks to provide synthetic exposure to a broad basket of fixed income futures indices in global developed markets. The Index rebalances monthly across these underlying indices using a momentum based strategy and implements a strategy that reacts to changes in the Federal Reserve Target Rate.

The Index synthetically replicates up to 12, subject to certain exceptions, long and/or short positions, which we refer to as constituents, in its 19 underlying indices, selected on the basis of ranking relative performance. Exposure to the Index and each selected constituent is leveraged up or down to target a volatility of 4.0% per annum, as described below. The Index incorporate an adjustment factor fee of 0.55% per annum, which is deducted daily.

Hypothetical* Historical Constituent Allocation

The following charts depict the hypothetical allocation between short Constituents (shown in green) and long Constituents (shown in blue) included in the Index throughout the periods indicated. The left axis indicates the percentage that the Index was either long or short its Constituents for the applicable period. The right axis indicates the level of the 10 year U.S. dollar swap rate, which is a benchmark for interest rates generally.



Source: JPMorgan and Bloomberg

Hypothetical* Index Levels



Source: JPMorgan and Bloomberg

Features of the Index

■ Long/short exposure to developed fixed income markets through the Index (specifically, the U.S., Germany and Japan).

■ The Index seeks to identify momentum trends in its underlying constituents on a monthly basis (with the exception of January) by reviewing each constituent's performance, which will be the long or short performance of the relevant underlying index, over the prior 66 calculation days and taking a position in up to 12 of the best performing ones.

■ Each of those best-performing constituents must also have a return greater than -1.0% over the prior 10 calculation days, otherwise it is discarded from the monthly rebalancing.

■ The Index and each of its constituents are targeted to a 4.0% per annum volatility, based on the greater of their 20- and 66-calculation day realized volatilities. The exposure to each selected constituent and to the Index is then scaled by a leverage factor with the goal of producing a portfolio volatility of 4.0% per annum. For example, if a constituent has 20-calculation day realized volatility of 1.0% and 66-calculation day realized volatility of 2.0%, the 66-calculation day realized volatility will be used, and a leverage factor of 200% will be applied, subject to a cap.

■ To short fixed income in a raising rate environment, a strategy based on the Federal Reserve Target is employed. If the U.S. Federal Reserve has raised its target rate over the prior 66-calculation days, the Index will provide 33% exposure to each of: a) the selected momentum-based portfolio, b) a short position in the synthetic J.P. Morgan USD Curve Index (USD) and c) a short position in the J.P. Morgan Front Eurodollar Futures Tracker Index (USD).

■ See "Selected Risks" on the following page for information about risks associated with the Index.

Hypothetical* Back-Tested Index Excess Returns and Volatility

	One Year Annualized Return	Five Year Annualized Return	Ten Year Annualized Return	Ten Year Annualized Volatility	Ten Year Information Ratio***	Ten Year Correlation
J.P. Morgan Mozaic Fixed Income Index (USD) (JMOZFIUS)	-6.18%	4.12%	3.32%	3.65%	0.91	-
Barclays US Agg Total Return Value Unhedged USD (LBUSTRUU)**	-0.91%	4.67%	2.51%	3.80%	0.66	24.12%
iShares Barclays 20+ Year Treasury Bond Fund (TLT US)**	-12.04%	3.12%	-0.22%	14.03%	-0.02	29.66%

Source: JPMorgan and Bloomberg
* All levels prior to Sept. 14, 2012 represent back-tested performance. Back-tested performance information is solely hypothetical and for information purposes only. The hypothetical and historical returns set forth above are illustrative and may not be the actual returns on the Index. Please refer to the disclaimer at the end of this document.
** The applicable closing price or index level has been converted to an excess return level, where the returns are those in excess of the J.P. Morgan USD 1 Month LIBOR Cash Index (JPCAUS1M).
*** "Ten Year Information Ratio" means the Ten Year Annualized Return divided by the Ten Year Annualized Volatility.

J.P. Morgan Mozaic Fixed Income Index (USD)

Index Constituents

Class	Sub-Sector	Index Name	Bloomberg Ticker
Bond Futures	**Short-Term US Treasuries**	J.P. Morgan U.S. 2-Year Note Futures Tracker Index (USD)	**JFBU2USD**
	Medium-Term US Treasuries	J.P. Morgan U.S. 5-Year Note Futures Tracker Index (USD)	**JFBU5USD**
	Long-Term US Treasuries	J.P. Morgan U.S. 10-Year Note Futures Tracker Index (USD)	**JFBU10US**
	Short -Term German Note	J.P. Morgan Euro-Schatz Futures Tracker Index (USD)	**JFBEDUUS**
	Medium-Term German Note	J.P. Morgan Euro-Bobl Futures Tracker Index (USD)	**JFBEBLUS**
	Long-Term German Note	J.P. Morgan Euro-Bund Futures Tracker Index (USD)	**JFBERXUS**
	Long-Term Japanese Note	J.P. Morgan 10Y Japanese Government Bond Futures Tracker Index (USD)	**J10EUSJP**
Money Market Futures	**Eurodollar Contracts**	J.P. Morgan Front Eurodollar Futures Tracker Index (USD)	**JFLFUS1U**
		J.P. Morgan Second Near Eurodollar Futures Tracker Index (USD)	**JFLFUS2U**
		J.P. Morgan Third Near Eurodollar Futures Tracker Index (USD)	**JFLFUS3U**
		J.P. Morgan Fourth Near Eurodollar Futures Tracker Index (USD)	**JFLFUS4U**
		J.P. Morgan Fifth Near Eurodollar Futures Tracker Index (USD)	**JFLFUS5U**
	Euribor Contracts	J.P. Morgan Front Euribor Futures Tracker Index (USD)	**JFLFEU1U**
		J.P. Morgan Second Near Euribor Futures Tracker Index (USD)	**JFLFEU2U**
		J.P. Morgan Third Near Euribor Futures Tracker Index (USD)	**JFLFEU3U**
		J.P. Morgan Fourth Near Euribor Futures Tracker Index (USD)	**JFLFEU4U**
		J.P. Morgan Fifth Near Euribor Futures Tracker Index (USD)	**JFLFEU5U**
Spread Based Futures Indices	**Euro 2s10s Spread Index**	J.P. Morgan EUR Curve Index (USD)	**JPVEU210**
	Dollar 2s10s Spread Index	J.P. Morgan USD Curve Index (USD)	**JPVU0210**

Selected Risks

- Potential conflicts of interest may exist between the operation of the Index and the normal business activities of J.P. Morgan, its affiliates, or their respective related persons.
- J.P. Morgan Securities plc, is the calculation agent of the Index and each underlying index and may adjust the Index or an underlying index in a way that affects its level.
- The Index may not be successful in implementing its overall investment strategy.
- Because the Index may include notional short positions, the Index may be subject to additional risks, including unlimited risk of loss.
- The Index is subject to interest rate risks, in particular changes to interest rate policy that may be implemented by the U.S. Federal Reserve.
- The bond futures and spread based future indices may be affected by changes in the perceived creditworthiness of the sovereign issuers that issue the underlying bonds.
- The constituent indices of the Index may be affected in unexpected ways by the recent sovereign debt crisis in Europe and related global economic conditions.
- The Index and the constituents may not achieve the target volatility.
- The Index may be partially uninvested.
- The Index may be affected by significant volatility in the constituents, each of which is subject to the volatility associated with futures contracts.
- The level of the Index will reflect the deduction of a fee of 0.55% per annum.
- The Index may be subject to increased volatility due to the use of significant leverage as part of the volatility-targeting feature.
- The Index and its constituents have limited operative histories any may perform in unanticipated ways.
- The hypothetical back-tested performance of the Index does not represent the actual historical performance of the Index, has not been verified by an independent third party and may not be indicative of future results.
- Movements in the underlying indices may be highly correlated and/or changes in the levels of the underlying indices may offset each other.
- The Index will be subject to currency exchange risk because the returns underlying some of the constituents are converted into U.S. dollars.
- The Index is subject t risks associated with non-U.S. securities markets.
- The Index comprises notional assets and therefore there is no actual portfolio of assets to which any person is entitled to or in which any person has an ownership interest.

Disclaimer